TABLE OF CONTENTS

Simpson thacher & bartlett llp

Table of Contents

Simpson thacher & bartlett llp
[COMPANY NAME IN CHINESE CHARACTERS]
American Lawyers
ICBC Tower, 7th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number	E-Mail Address
(852) 2514-7650	clin@stblaw.com
November 3, 2005

Re:	Siliconware Precision Industries Co., Ltd.
Form 20-F for the Year Ended December 31, 2004
File No. 000-30702
Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549
Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:
     On behalf of Siliconware Precision Industries Co., Ltd. (the “Company”), in connection with the Commission staff’s letter dated September 23, 2005 (the “Comment Letter”) with respect to the above-referenced annual report on Form 20-F (the “Form 20-F”), and as discussed with Ms. Gohlke earlier this week by phone, we request on behalf of the Company additional time to respond to the Staff’s comments.
     The Company received the Comment Letter in mid-October and has been liaising with its independent auditors and with this law firm to respond completely and promptly to the Staff’s comments. The Company expects to provide a full response to the Comment Letter by the end of next week (by November 11, 2005). We appreciate the Staff’s understanding and consideration to provide the Company with additional time to respond to the Comment Letter.
     If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com.

Very truly yours,
/s/ Daniel Fertig
for Chris Lin

Chris Lin Daniel Fertig

cc:	Mr. Wen Chung Lin
Ms. Yuling Chung
Siliconware Precision Industries Co., Ltd.